Exhibit 99.1

SPI Energy Announces Management and Board Changes

Shanghai, China—March 28, 2016—SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced that Xiaofeng Peng, Chairman of the Board of Directors (the “Board”), has taken on the additional role of chief executive officer, effective March 25, 2016. Roger Dejun Ye has retired from his role as CEO and was appointed to the Company’s Board as a director and executive vice president in charge of the solar business, effective the same day.

In addition, Amy Jing Liu tendered her resignation as the Company’s chief financial officer and director of the Board effective March 24, 2016, for personal reasons. SPI Energy’s Board will conduct a search for a new CFO. Tairan Guo, SPI Energy’s assistant to chairman and head of Lvdiantong, has been named interim CFO until a permanent CFO is appointed. Mr. Guo has been responsible for overseeing SPI Energy’s green energy payment platform, Lvdiantong, and assisting in the development and implementation of the Company’s investment, asset management and Internet finance strategies. Prior to joining SPI Energy, Mr. Guo was the co-founder of Unisun Energy Group, a global PV power plant investor, developer and clean energy solutions provider, and the general manager of Unisun Japan. Prior to that, Mr. Guo served as assistant to chairman and vice president at BaySolar AG, a subsidiary of Bay Energy Group and a leading provider of financing, construction and management services for major PV projects. Earlier in his career, Mr. Guo was the chief business officer at China Technology Development Group Corporation.

The Board has also promoted Minghua Zhao to senior vice president in charge of the Company’s finance service business, effective March 25, 2016. Mr. Zhao joined SPI Energy in March 2015 and is stationed in Suzhou, Jiangsu Province. He previously served as chairman of the Suzhou Industrial Park Chengcheng Enterprises Guarantee Co., Ltd., a financial services company, and as president of Suzhou Industrial Park Branch of Suzhou Bank.

“We would like to thank Amy and Roger for their significant contributions to the Company’s growth and development, and we wish Amy well in her future endeavors,” said Xiaofeng Peng, Chairman and CEO of SPI Energy. “As a fast growing global green energy Internet company, we are focused on attracting top industry and technology talent to strengthen our existing management team and help us execute our ambitious growth strategy.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

Tairan Guo

ir@spisolar.com

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